                                                                     EXHIBIT 2.1

                            STOCK PURCHASE AGREEMENT

                                  BY AND AMONG

                            SPACELABS MEDICAL, INC.,

                            SPACELABS BURDICK, INC.,

                               DATEX-OHMEDA, INC.

                                       AND

                        QUINTON CARDIOLOGY SYSTEMS, INC.

                             DATED DECEMBER 23, 2002

                                TABLE OF CONTENTS

ARTICLE 1.     DEFINITIONS...........................................................   1

  1.1       Definitions..............................................................   1
  1.2       Interpretation...........................................................   5

ARTICLE 2.     PURCHASE AND SALE OF SHARES; PURCHASE PRICE; CLOSING..................   5

  2.1       Purchase and Sale of Shares..............................................   5
  2.2       Earnest Money Deposit....................................................   5
  2.3       Purchase Price...........................................................   5
  2.4       Adjustment of Purchase Price.............................................   6
  2.5       Closing Date.............................................................   8
  2.6       Closing Deliveries.......................................................   8

ARTICLE 3.     REPRESENTATIONS AND WARRANTIES OF SELLER..............................   8

  3.1       Status...................................................................   8
  3.2       Authorization............................................................   8
  3.3       Ownership of Shares......................................................   9
  3.4       No Violation.............................................................   9
  3.5       Brokers and Finders......................................................   9

ARTICLE 4.     REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY..............   9

  4.1       Corporate Status.........................................................   9
  4.2       Authorization............................................................  10
  4.3       Capitalization...........................................................  10
  4.4       Consents and Approvals; No Violation.....................................  10
  4.5       Financial Statements; Books and Records..................................  11
  4.6       Material Adverse Change..................................................  11
  4.7       Absence of Undisclosed Liabilities.......................................  11
  4.8       Properties and Assets....................................................  11
  4.9       Real Property............................................................  11
  4.10      Tax Matters..............................................................  12
  4.11      Employee Benefit Plans...................................................  12
  4.12      Employees................................................................  14
  4.13      Material Contracts.......................................................  14
  4.14      Environmental Matters....................................................  14
  4.15      Legal Proceedings........................................................  15
  4.16      Compliance with Laws.....................................................  15
  4.17      Intellectual Property....................................................  15
  4.18      Medical Devices..........................................................  16
  4.19      Permits..................................................................  17
  4.20      Labor Relations..........................................................  17
  4.21      Accounts Receivable......................................................  17
  4.22      Inventory................................................................  18
  4.23      Product and Service Warranties...........................................  18

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
  4.24      Related Party Transactions...............................................  18
  4.25      Disclosure...............................................................  18

ARTICLE 5.     REPRESENTATIONS AND WARRANTIES OF BUYER...............................  19

  5.1       Organization, Standing and Authority of Buyer............................  19
  5.2       Authorization............................................................  19
  5.3       Consents and Approvals; No Violation.....................................  19
  5.4       Legal Proceedings........................................................  20
  5.5       Brokers and Finders......................................................  20
  5.6       Financial Resources......................................................  20

ARTICLE 6.     COVENANTS.............................................................  20

  6.1       Efforts to Close.........................................................  20
  6.2       Investigation and Confidentiality........................................  20
  6.3       Press Releases...........................................................  21
  6.4       Covenants of the Company.................................................  21
  6.5       Employee Matters.........................................................  22
  6.6       Cooperation..............................................................  23
  6.7       Further Assurances.......................................................  24
  6.8       Financing Efforts........................................................  24
  6.9       Change of Name...........................................................  24
  6.10      Intercompany Accounts....................................................  25
  6.11      Tax Refunds..............................................................  25
  6.12      Inventory Count..........................................................  25
  6.13      Commingled Assets........................................................  25

ARTICLE 7.     CONDITIONS PRECEDENT..................................................  25

  7.1       Conditions Precedent - Buyer and Seller..................................  25
  7.2       Conditions Precedent - Seller............................................  26
  7.3       Conditions Precedent - Buyer.............................................  26

ARTICLE 8.     TERMINATION, WAIVER AND AMENDMENT.....................................  27

  8.1       Termination..............................................................  27
  8.2       Effect of Termination....................................................  28
  8.3       Waiver...................................................................  28
  8.4       Amendment or Supplement..................................................  28

ARTICLE 9.     INDEMNIFICATION.......................................................  28

  9.1       Survival of Representations, Warranties and Covenants....................  28
  9.2       Indemnification by Seller and Datex......................................  29
  9.3       Indemnification by Buyer.................................................  29
  9.4       Certain Tax Indemnification by Seller and Datex..........................  30
  9.5       Indemnification Procedure................................................  30
  9.6       Limitation on Indemnification............................................  31
  9.7       Exclusive Remedy.........................................................  32

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
ARTICLE 10.    MISCELLANEOUS.........................................................  32

  10.1      Expenses.................................................................  32
  10.2      Entire Agreement.........................................................  32
  10.3      No Assignment............................................................  32
  10.4      Notices..................................................................  33
  10.5      Access to Records after Closing..........................................  33
  10.6      Counterparts.............................................................  33
  10.7      Severability.............................................................  34
  10.8      Governing Law............................................................  34
  10.9      Disclaimer of Warranties.................................................  34
  10.10     Force Majeure............................................................  34

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT ("AGREEMENT") dated as of December 23, 2002, by and among Spacelabs Medical, Inc., a California corporation having its principal executive office in Redmond, Washington ("SELLER"), Spacelabs Burdick, Inc., a Delaware corporation having its principal executive office in Deerfield, Wisconsin (the "COMPANY"), Quinton Cardiology Systems, Inc., a California corporation having its principal executive office in Bothell, Washington ("BUYER"), and Datex-Ohmeda, Inc., a Delaware corporation having its principal executive office in Madison, Wisconsin ("DATEX").

                                    RECITALS

         WHEREAS, the Company is engaged in the business of developing, manufacturing, selling and distributing worldwide diagnostic cardiology products and supplies to primary and acute care providers in the health care industry (the "BUSINESS"); and

         WHEREAS, Seller owns all of the issued and outstanding shares of capital stock in the Company (the "SHARES"); and

         WHEREAS, the parties hereto desire that Seller sell to Buyer and Buyer purchase from Seller the Shares on the terms and subject to the conditions set forth in this Agreement (the "TRANSACTION"); and

         WHEREAS, Datex is an affiliate of the Company and expects to derive substantial benefit from the Transaction; and

         WHEREAS, the parties hereto desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby;

         NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

                                    AGREEMENT

                                    ARTICLE 1.
                                   DEFINITIONS

         1.1 DEFINITIONS. Certain terms are defined in the text of this Agreement. In addition, in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms.

                  "CLOSING BALANCE SHEET" means the unaudited balance sheet of the Company, to be prepared pursuant to Section 2.4 and to be dated as of the Closing Date, which shall include, without limitation, a calculation of the Net Working Capital as of the Closing Date.

Execution Final                       -1-

                  "CLOSING DATE" shall mean the date specified pursuant to
Section 2.4 hereof as the date on which the parties hereto shall close the transactions contemplated herein.

                  "CODE" shall mean the Internal Revenue Code of 1986, as amended.

                  "COMPANY FINANCIAL STATEMENTS" shall mean the unaudited financial statements of the Company, consisting of the statements of income for each of the years ended December 31, 2001 and 2000 and the nine-month period ended September 30, 2002, consolidated balance sheets as of December 31, 2001 and 2000 and as of September 30, 2002, and the consolidated statements of cash flows for the year ended December 31, 2001 and the nine-month period ended September 30, 2002, copies of which are attached as SCHEDULE 4.5(a).

                  "DISCLOSURE SCHEDULES" shall mean the disclosure schedules attached to this Agreement.

                  "ENCUMBRANCE" means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restrictions of any kind.

                  "ENVIRONMENTAL CLAIM" shall mean any written notice from any Governmental Entity or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

                  "ENVIRONMENTAL LAWS" shall mean any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (a) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environment Concern. The term Environmental Law includes without limitation (x) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42
U.S.C. Section 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 1101, et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq.; and all comparable state and local laws, and
(y) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

Execution Final                       -2-

                  "ERISA AFFILIATE" shall mean any trade or business, whether or not incorporated, that together with the Company is treated as a "single employer" under Section 414 of the Code.

                  "EXCLUDED LIABILITIES" shall mean (i) any Losses and liabilities arising from or related to the Company's post-retirement medical plan (as described on SCHEDULE 4.11 to the Disclosure Schedules) (the "EXCLUDED PLAN") and (ii) any and all Taxes imposed on the Company (or any predecessor thereof) with respect to (A) any taxable period ending on or before the Closing Date and (B) the portion, ending on and including the Closing Date, of any taxable period commencing prior to the Closing Date and ending after the Closing Date.

                  "GAAP" shall mean U.S. generally accepted accounting principles in compliance with all published rules and guidelines of the U.S. Securities and Exchange Commission.

                  "GOVERNMENTAL ENTITY" shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

                  "KNOWLEDGE" of the Company or Seller shall mean the actual knowledge of Daryl Lustig, Frank Schmidt, Doug Wickert, Jerry Ritchie, Richard Atkin, Seppo Luode, Scott Stewart and James Richman, and "KNOWLEDGE" of Buyer shall mean the actual knowledge of the executive officers of Buyer.

                  "MATERIAL ADVERSE EFFECT" shall mean, with respect to any party, as the case may be, a material adverse effect on the financial condition, results of operations or business of such party; provided, however, that Material Adverse Effect shall not be deemed to include (a) the impact of changes in general economic and/or financial market conditions, (b) relating to or affecting any of the medical device industry generally, (c) arising from or relating to the development, discovery or commercialization of any present or proposed technology, processes or product that is (or that may reasonably be expected to be) competitive with or superior to any of the technology, processes or products of such party, (d) expenses incurred in connection with the transactions contemplated hereby, and (e) actions or omissions of a party (or any of its subsidiaries) taken with the prior consent of the other party in contemplation of the transactions contemplated hereby.

                  "MATERIAL CONTRACT" shall mean any of the following agreements, contracts or commitments to which the Company is a party: (i) any contract (other than a customer order entered into in the normal course of business with terms not materially less favorable than other transactions entered into in the normal course of business since December 31, 2001) which involves the material payment of cash or other property, an unperformed commitment, or goods or services, having a value in excess of $100,000; (ii) any agreement, contract or commitment containing any covenant limiting the freedom of the Company to engage in any business activity or compete with any person or entity; (iii) any agreement, contract or commitment relating to the disposition or acquisition of assets or for the purchase of services, materials, supplies, inventory or equipment which expires more than one year from the date hereof or which involves any liability in an amount in excess of $100,000; (iv) any collective bargaining agreement; (v) any agreement creating a partnership, joint venture joint development or other cooperative undertaking; (vi) any agreement upon which the Business is substantially dependent or the

Execution Final                       -3-
expiration, nonrenewal or termination of which would have a Material Adverse Effect on the Company.

                  "MATERIALS OF ENVIRONMENTAL CONCERN" shall mean pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

                  "NET WORKING CAPITAL" shall be as defined on SCHEDULE 2.4.

                  "PERMITTED LIENS" shall mean any of the following
Encumbrances: (a) liens for taxes, assessments and governmental charges not yet due and payable or being contested in good faith; (b) zoning laws and ordinances and similar legal requirements; (c) rights reserved to any Governmental Entity to regulate the affected property; (d) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable; and (e) statutory liens and any easements, rights-of-way, servitudes, permits, restrictions and imperfections or irregularities in title whether or not reflected in the public records, which do not individually or in the aggregate interfere with the right or ability to own, use or operate the property as it is currently being used or operated in the ordinary course of business.

                  "PERSON" shall mean any partnership, corporation, business trust, limited liability company, joint stock company, trust, joint venture or other entity.

                  "RELATED PARTY" shall mean any Person that, directly or indirectly, controls, is controlled by or is under common control with a specified Person.

                  "REFERENCE BALANCE SHEET" means the unaudited balance sheet of the Company, dated as of September 30, 2002, a copy of which is included with
SCHEDULE 2.4.

                  "RIGHTS" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock, and stock appreciation rights, performance units and other similar stock-based rights whether they obligate the issuer thereof to issue stock or other securities or to pay cash.

                  "TAX" or "TAXES" shall mean (i) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Entity; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under Treasury Regulations
Section 1.1502-6 or any comparable provision of foreign, state or local law); and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

Execution Final                       -4-

                  "TAX RETURN" means any federal, state, local, foreign and other applicable return, declaration, report, claim for refund, information return or similar statement required by filed with a Governmental Entity with respect to any Tax (including any attached schedules) and including any amendment thereof.

                  "TRANSACTION DOCUMENTS" means this Agreement and all other agreements, instruments and documents being or to be executed and delivered by any of the Parties under this Agreement or in connection herewith.

         1.2 INTERPRETATION. As used in this Agreement, the word "including" means without limitation, the word "or" is not exclusive and the words "herein", "hereof", "hereby", "hereto" and "hereunder" refer to this Agreement as a whole. Captions, titles and headings to Articles and sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

                                   ARTICLE 2.
              PURCHASE AND SALE OF SHARES; PURCHASE PRICE; CLOSING

         2.1 PURCHASE AND SALE OF SHARES. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase from Seller, the Shares, free and clear of all Encumbrances. Notwithstanding the foregoing or any other provision of this Agreement, Seller shall retain full responsibility for all reporting and financial obligations associated with the Excluded Plan. Notwithstanding the foregoing or any other provision of this Agreement, as among Seller, Buyer and the Company, Buyer and the Company shall not assume, and Seller shall retain, full responsibility for the Excluded Plan.

         2.2 EARNEST MONEY DEPOSIT. On or before December 24, 2002, Buyer shall deliver to U.S. Bank, National Association, or to such other financial institution as Seller may determine ("ESCROW AGENT") an amount equal to $1,325,000 (the "DEPOSIT"), to secure the obligations of Buyer to close under this Agreement. The Deposit shall be applied pursuant to the terms of a deposit escrow agreement, substantially in the form attached hereto as EXHIBIT 2.2 ("ESCROW AGREEMENT"), to be executed concurrently herewith by Buyer, Seller and Escrow Agent. Upon the Closing, the amount of the Deposit, together with interest thereon, less $300,000 (the "AUDIT HOLDBACK"), shall be delivered to Seller and credited against the Purchase Price. The Audit Holdback shall be retained by the Escrow Agent pursuant to the Escrow Agreement, and disbursed in accordance with Section 6.6(e) below. In the event of a termination of this Agreement, the Deposit shall be paid in accordance with Section 8.2 hereof.

         2.3 PURCHASE PRICE. The purchase price for the Shares (the "PURCHASE PRICE") shall be equal to cash in the amount of $24,000,000, subject to adjustment in Section 2.4 and Section 6.6(e) below. At Closing Buyer shall pay to Seller the Purchase Price as follows: (i) by release to Seller of the Deposit and accrued interest, less the Audit Holdback, in accordance with the provisions of the Escrow Agreement; and (ii) by wire transfer of the balance of the Purchase

Excution Final                       -5-

Price, less the Receivables Holdback defined in Subsection 2.4(a) below, in immediately available funds to Seller.

         2.4 ADJUSTMENT OF PURCHASE PRICE. The Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.4 as follows:

                  (a) $1,300,000 of the Purchase Price (the "RECEIVABLES HOLDBACK") shall be retained by Buyer at the Closing and disbursed to Seller as set forth in Section 2.4(d).

                  (b) As promptly as practicable, but in no event later than 45 days following the Closing Date, Seller shall deliver to Buyer:

                           (i)      the Closing Balance Sheet, which shall be
prepared in accordance with SCHEDULE 2.4;

                           (ii)     calculation of Net Working Capital as of the
Closing Date (the "WORKING CAPITAL STATEMENT"); and

                           (iii)    a calculation of the amount of the
international and acute care receivables (net of allowances) with respect to sales of the Company's products (the "COMMINGLED RECEIVABLES VALUATION") on the books of Seller as of the Closing Date. The Company shall assign to Seller all of its right, title and interest in and to any and all of such receivables (net of allowances).

                  (c) Buyer will deliver to Seller, no later than 30 days after the date of delivery of the Working Capital Statement and the Commingled Receivables Valuation, notice of its acceptance of the Working Capital Statement and the Commingled Receviables Valuation (the "ACCEPTANCE NOTICE") or notice of its dispute of the Working Capital Statement or the Commingled Receivables Valuation (a "DISPUTE NOTICE"). In the event of such a dispute by Buyer, Buyer shall promptly notify Seller in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, as promptly as practicable, but in no event later than 30 days, following delivery of the Closing Balance Sheet to Buyer. If Buyer delivers an Acceptance Notice or fails to give a Dispute Notice within the prescribed time period, Buyer will be deemed to have accepted Seller's determination of Net Working Capital and the Commingled Receivables Valuation as final. In the event Buyer timely delivers a Dispute Notice, Seller and Buyer shall attempt to reconcile the parties' differences. If Seller and Buyer are unable to reach a resolution within 20 days after receipt by Seller of Buyer's Dispute Notice, Seller and Buyer shall submit the items remaining in dispute for resolution to a mutually acceptable accounting firm that neither Seller nor Buyer has retained at any time since December 31, 2000 (such accounting firm being referred to herein as the "INDEPENDENT ACCOUNTING FIRM"), which firm shall, within 30 days after such submission, determine and report to Seller and Buyer upon such remaining disputed items, and such report shall be final, binding and conclusive on Seller and Buyer. The fees and disbursements of the Independent Accounting Firm shall be shared equally between Seller and Buyer.

                  (d) The Working Capital Statement and the Commingled Receivables Valuation shall be deemed final for purposes of this Section 2.4 upon the earliest of (i) the failure of Buyer to deliver a Dispute Notice within 30 days of Seller's delivery of the Working Capital

Execution Final                       -6-

Statement and the Commingled Receivables Valuation, (ii) resolution of all disputes, pursuant to Section 2.4(c), by Buyer and Seller, or (iii) resolution of all disputes, pursuant to Section 2.4(c), by the Independent Accounting Firm. Within 10 days after the Working Capital Statement and the Commingled Receivables Valuation being deemed final (the "ADJUSTMENT DATE"), a Purchase Price adjustment shall be made as follows:

                           (i) in the event that Net Working Capital as of the Closing Date is less than $8,750,000, then the Purchase Price shall be reduced by an amount equal to the shortfall, and FURTHER REDUCED by the amount of the Commingled Receivables Valuation;

                           (ii) in the event that the Net Working Capital as of the Closing Date is greater than $10,000,000, then the Purchase Price shall be increased by an amount equal to the excess thereof, less the amount of the Commingled Receivables Valuation;

                           (iii) in the event that the Net Working Capital as of the Closing Date is an amount (A) equal to or greater than $8,750,000 and (B) equal to or less than $10,000,000, then there shall be no Net Working Capital related adjustment to the Purchase Price, however the Purchase Price shall be reduced by the amount of the Commingled Receivables Valuation.

The result of the calculations in any of clauses (i), (ii), or (iii) above shall be referred to as the "ADJUSTED PURCHASE PRICE."

If the Adjusted Purchase Price is greater than the Purchase Price (such amount being the "EXCESS"), then Buyer shall remit to Seller in immediately available funds (i) an amount equal to the Excess and (ii) the amount of the Receivables Holdback.

If the Adjusted Purchase Price is less than the Purchase Price (such amount being the "SHORTFALL"), then Buyer shall retain the Receivables Holdback, and:

         (A) if the Shortfall is equal to or exceeds the Receivables Holdback, then Seller and Datex, jointly and severally, shall pay to Buyer in immediately available funds an amount equal to the difference between (x) the Shortfall and (y) the Receivables Holdback.

         (B) if the Shortfall is less than the Purchase Price by an amount less than the Receivables Holdback, then Buyer shall pay to Seller in immediately available funds an amount equal to the difference between (x) the Shortfall and (y) the Receivables Holdback.

                  (e) Solely in connection with the preparation of the Closing Balance Sheet and calculations of Net Working Capital and the Commingled Receivables Valuation:

Execution Final                       -7-

                           (i) Buyer shall give Seller and its accountants reasonable access to the books and records of the Company, and shall cause employees of Buyer and the Company to cooperate with Seller and provide Seller with all information reasonably requested, all after receiving reasonable notice from Seller of its requirements and reaching agreement as to mutually convenient times for review, it being understood that the purpose of this subsection is to make it possible for Seller to fulfill its obligation to deliver the Working Capital Statement and the Commingled Receivables Valuation within 45 days of the Closing Date; and

                           (ii) Seller and Buyer, to the extent within their respective control, shall give to each other and their agents access to the work papers and other materials and documents used or produced in connection with the preparation of the Working Capital Statement and the Commingled Receivables Valuation.

         2.5 CLOSING DATE. The transactions contemplated by this Agreement shall be consummated at a closing (the "CLOSING") to be held at the executive offices of Seller or as otherwise mutually agreed by the parties, on the first business day following satisfaction of the conditions to consummation of the Transaction set forth in Article 7 hereof (other than such conditions relating to the receipt of officers' certificates).

         2.6 CLOSING DELIVERIES. At Closing, Buyer shall deliver to Seller the Purchase Price, and Seller shall deliver to Buyer original certificates representing the Shares, duly endorsed for transfer to Buyer or with separate stock transfer powers attached thereto and signed in blank. In addition, the Parties shall deliver the other documents and agreements set forth in Article 7 to be signed and delivered at Closing.

                                   ARTICLE 3.
                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller and Datex, jointly and severally, represent and warrant to Buyer that the statements contained in this Article 3 are complete and correct, except as set forth in the Disclosure Schedules.

         3.1 STATUS. Seller is a corporation duly organized, validly existing and in good standing under the laws of California. Datex is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

         3.2 AUTHORIZATION. Each of Seller and Datex has all requisite corporate power and authority to execute and deliver the Transaction Documents to which each is or will at the Closing become a party and to consummate the transactions contemplated hereby and thereby. Such execution, delivery and consummation have respectively been duly authorized by all necessary corporate action in respect thereof on the part of Seller and Datex. This Agreement and any other Transaction Document executed and delivered by Seller and Datex as of the date hereof have been duly executed and delivered by Seller and Datex and constitute valid and binding obligations of Seller and Datex, enforceable against such party in accordance with their respective terms, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. Each

Execution Final                       -8-

Transaction Document to be executed and delivered by Seller and Datex after the date hereof, when executed and delivered, will have been duly executed and delivered by Seller and Datex and will constitute a valid and binding obligation of Seller and Datex, enforceable against such party in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         3.3 OWNERSHIP OF SHARES. Seller is the beneficial and record owner of the Shares, free and clear of all Encumbrances (other than Encumbrances created by this Agreement) and is not subject to any restriction with respect to their transferability (other than restrictions on transfer under applicable federal and state securities laws).

         3.4 NO VIOLATION. Except as contemplated by this Agreement, or as may be required under foreign laws, no consent, approval or authorization of, or declaration, notice, filing or registration with, any Governmental Entity, is required to be made or obtained by Seller or Datex on or prior to the Closing Date in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated by this Agreement, other than consents, approvals, authorizations, declarations, notices, filings or registrations that if not obtained or made would not have a Material Adverse Effect.

         3.5 BROKERS AND FINDERS. Neither Seller, Datex, the Company nor any of their officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions of any broker, finder or financial advisor in connection with the transactions contemplated herein, except for the retention of Gerard Klauer Mattison & Co., Inc. Seller shall be solely liable for the fees of Gerard Klauer Mattison & Co., Inc. in connection with the transactions contemplated herein.

                                   ARTICLE 4.
            REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY

         Seller and the Company jointly and severally represent and warrant to Buyer that the statements contained in this Article 4 are complete and correct, except as set forth in the Disclosure Schedules. The Disclosure Schedules attached hereto is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 4; however, any information disclosed in the Disclosure Schedules under any paragraph of this Article 4, shall be deemed to be disclosed for all purposes hereunder. The inclusion of any matter in the Disclosure Schedules shall not be deemed an admission or otherwise to imply that any such matter is material for purposes of this Agreement.

         4.1 CORPORATE STATUS. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Company has full corporate power and authority to carry on the Business as now conducted, and is duly licensed or qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its Business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Company. The Company has delivered to Buyer true and complete copies of its certificate of incorporation and bylaws, with all amendments through the date hereof, and stock ledgers and minute books.

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

         4.2 AUTHORIZATION. The Company has all requisite corporate power and authority to execute and deliver the Transaction Documents to which it is or will at the Closing become a party and to consummate the transactions contemplated hereby and thereby. Such execution, delivery and consummation have respectively been duly authorized by all necessary corporate action in respect thereof on the part of the Company. This Agreement and any other Transaction Document executed and delivered by the Company as of the date hereof has been duly executed and delivered by the Company and constitute a valid and binding obligation of the Company, enforceable against it in accordance with their respective terms, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. Each Transaction Document to be executed and delivered by the Company after the date hereof, when executed and delivered, will have been duly executed and delivered by the Company and will constitute a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         4.3 CAPITALIZATION. The Company's authorized capital stock consists of 3,000 shares of common stock, $0.01 par value per share, of which as of the date of this Agreement 100 shares are issued and outstanding and held of record by Seller. The Shares were validly issued and duly authorized, and are fully paid and nonassessable. Other than the Company's joint venture interest in Shanghai Burdick Medical Instrument Co., Ltd., the Company does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, association or other entity. The Company does not have and is not bound by any Rights, which are authorized, issued or outstanding with respect to any of its capital stock.

         4.4      CONSENTS AND APPROVALS; NO VIOLATION.

                  (a) Neither the execution and delivery of this Agreement, nor consummation of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof shall: (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of the Company; (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Encumbrance upon any property or asset of the Company pursuant to, any agreement, mortgage, indenture, license, or other instrument or obligation to which the Company is a party; or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, except (in the case of clauses (ii) and (iii) above) for such violations, rights, conflicts, breaches, creations or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on the Company.

                  (b) Except as contemplated by this Agreement, or as may be required under foreign laws, no consent, approval or authorization of, or declaration, notice, filing or registration with, any Governmental Entity or any other Person (including General Electric Company or its Related Parties) is required to be made or obtained by the Company on or prior to the Closing Date in connection with the execution, delivery and consummation of the transactions contemplated by this Agreement, other than consents, approvals, authorizations, declarations,

Execution Final                       -10-
notices, filings or registrations that if not obtained or made would not have a Material Adverse Effect on the Company.

         4.5      FINANCIAL STATEMENTS; BOOKS AND RECORDS.

                  (a) Except as set forth in SCHEDULE 4.5(a), the Company Financial Statements were prepared in accordance with GAAP and fairly present in all material respects the financial position of the Company as of the dates indicated and the consolidated results of operations, and cash flows of the Company for the periods then ended, using the assumptions disclosed therein and in SCHEDULE 4.5(a) applied on a consistent basis.

                  (b) The Company has maintained and will, until the Closing Date, continue to maintain complete and accurate customer lists, supplier lists, sales files, price lists, pricing schedules, sales literature, technical literature and all other books and records relating to the Business maintained in the ordinary course of business consistent with past practice. The minute books of the Company contain records which are accurate in all material respects of all corporate actions of its shareholders and board of directors (including committees of its board of directors).

         4.6 MATERIAL ADVERSE CHANGE. Since September 30, 2002, (a) the Company has conducted its Business in the ordinary and usual course consistent with past practice, and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or, as far as could reasonably be foreseen, would have a Material Adverse Effect on the Company.

         4.7 ABSENCE OF UNDISCLOSED LIABILITIES. The Company has no liability (contingent or otherwise), excluding contractually assumed contingencies, that is material to the Company, other than those disclosed in the Company Financial Statements, and other than those liabilities and obligations incurred in the ordinary course of the Business.

         4.8 PROPERTIES AND ASSETS. All personal property owned by the Company or presently used by it in its Business is in reasonably good condition (ordinary wear and tear excepted). At Closing, the Company will have good and marketable title free and clear of all Encumbrances to all of its the personal properties and assets which, individually or in the aggregate, are material to its Business taken as a whole, except for Permitted Liens. All personal property that is material to the Business as currently conducted and that is leased or licensed by the Company is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases or licenses will not terminate or lapse by their terms prior to the Closing Date.

         4.9      REAL PROPERTY.

                  (a)      The Company does not own any real property. SCHEDULE
4.9 contains a list of all real property leases or subleases to which the Company is a party ("REAL PROPERTY LEASES"). The Real Property Leases are in full force and effect, all rents due to date on each such lease have been paid, such leases will not terminate or lapse by their terms prior to the Closing Date, and in each case, to the Knowledge of the Company, the Company is not in default thereunder.

                  (b) To the Knowledge of the Company, there is no pending, threatened or proposed governmental action or proceeding to modify the zoning classification of, or to

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

condemn or take by the power of eminent domain (or to purchase in lieu thereof), or to classify as a landmark, or to impose special assessments on, or otherwise to take or restrict in any way the right to use, develop or alter, all or any part of the real property that is subject to any Real Property Lease.

         4.10     TAX MATTERS.

                  (a) The Company has filed (or there have been filed on its behalf) all Tax Returns required to have been filed by it under applicable law. All such filed Tax Returns are complete and accurate in all material respects. All Taxes shown to be due on such filed Tax Returns have been timely paid or adequate reserves have been established for the payment of such Taxes.

                  (b) The Company has withheld or collected and paid over to the appropriate governmental authorities (or is properly holding for such payment) all Taxes required by law to be withheld or collected in connection with the Business.

                  (c) There are no ongoing audits, examinations or other administrative or court proceedings relating to any Tax Returns of the Company, and the Company has not received written notification from any taxing authority that any such audit, examination or proceeding is contemplated, pending or threatened. The Company is not delinquent in the payment of any material Taxes, and has not requested any extension of time within which to file any Tax Returns which have not since been filed. No material deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company that have not been settled and paid. There are currently no agreements in effect with respect to the Company to extend the period of limitations for the assessment or collection of any Tax.

                  (d) The Company has not distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

                  (e) The Company will not be required to include any item or income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any comparable provision of foreign, state or local law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any comparable provision of foreign, state or local law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or
(v) prepaid amount received on or prior to the Closing Date.

         4.11     EMPLOYEE BENEFIT PLANS.

                  (a) SCHEDULE 4.11(a) sets forth a complete and correct list of all pension or profit-sharing plans that are intended to be tax-qualified, all deferred compensation, incentive, bonus or group insurance contracts and all other employee benefit plans, programs, policies or agreements, which are or have been maintained, funded or contributed to by the Company or Seller for the benefit of employees or former employees of the Company (the "BENEFIT PLANS"), and will make available to Buyer (i) the most recent actuarial and financial reports prepared with

Execution Final                       -12-
respect to the Benefit Plans; (ii) the most recent annual reports filed with any Government Entity with respect to the Benefit Plans; (iii) the most recent determination letter, if any, for each Benefit Plan that is intended to be tax-qualified; (iv) all documents embodying each Benefit Plan, including, without limitation, all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Benefit Plan; (v) the most recent summary plan description together with the summaries of material modifications thereto, if any, required under ERISA with respect to each Benefit Plan; and (vi) all correspondence to or from any governmental agency relating to any Benefit Plan.. None of the Benefit Plans is a "multiemployer plan" (as defined in Section 3(37) or 4001(a)(3) of ERISA).

                  (b) No liability under Title IV of ERISA has been incurred by the Company or by any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring a liability under such Title other than liability for the payment of PBGC premiums, which have been or will be paid when due, other than such liabilities as would not have a Material Adverse Effect on the Company.

                  (c) With respect to each Benefit Plan: (i) all payments due from the Company to date have been made and all amounts properly accrued to date as liabilities of the Company which have not been paid have been properly recorded on the books of the Company and are reflected in the Company Financial Statements; (ii) each of the Benefit Plans has been operated and administered in accordance with its terms and applicable laws, including, but not limited to, ERISA and the Code, except to the extent that any failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; (iii) each Benefit Plan which is intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, and nothing has occurred since the date of such letter that has or is reasonably expected to adversely affect such qualification or exemption;(iv) there are no actions, suits, audits, investigations or claims pending (other than routine claims for benefits) or threatened with respect to any Benefit Plan or against the assets of any Benefit Plan; and (vii) the Company has not incurred, and there exists no condition or set of circumstances in connection with which the Company, any ERISA Affiliate or the Buyer could incur, directly or indirectly, any liability or expense (except for routine contributions and benefit payments) under ERISA, the Code or any other applicable law, or pursuant to any indemnification or similar agreement, other than such liabilities and expenses as would not have a Material Adverse Effect on the Company.

                  (d) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA) has occurred with respect to any Benefit Plan which could result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code that would have, individually or in the aggregate, a Material Adverse Effect on the Company.

                  (e) No Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of the

Execution Final                       -13-

Company after retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company or the ERISA Affiliates, or (iv) benefits, the full cost of which is borne by the current or former employee (or such employee's beneficiary).

                  (f) The execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute an event under any Benefit Plan, employment agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee of the Company that would have, individually or in the aggregate, a Material Adverse Effect on the Company.

         4.12 EMPLOYEES. None of the Company's employees is subject to an employment agreement or other written arrangements regarding employment, and all of the Company's employees are employed "at will" and subject to termination at any time with or without cause. Each employee of the Company who is qualified as an exempt employee under the Fair Labor Standards Act, 29 U.S.C. Section 201 et seq., has executed, or prior to the Closing Date will have executed, a confidentiality, nondisclosure and inventions agreement with the Company, and such employees and the dates of such agreements are identified in Schedule 4.12.

         4.13 MATERIAL CONTRACTS. SCHEDULE 4.13 sets forth a true and complete list of each Material Contract. Each of the Material Contracts is in full force and effect, and there is no existing default by the Company, and no default by any other person which would have a Material Adverse Effect on the Company.

         4.14     ENVIRONMENTAL MATTERS.

                  (a) The Company is in compliance with all Environmental Laws, except for any violations of any Environmental Law that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has no reasonable basis to expect and has not received, any claim, order, notice, or other communication from: (i) any Governmental Entity, or (ii) the current or prior owner of any real property leased by the Company, of any violation or failure by the Company to comply with any Environmental Law.

                  (b) None of the properties owned, leased or operated by the Company is in violation of or liable under any Environmental Law, except any violations or liabilities which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

                  (c) To the Company's Knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Law against the Company or against any person or entity whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law, except such which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Execution Final                       -14-

                  (d) SCHEDULE 4.14(d) contains a true and complete list of all reports, studies, analyses, tests, or monitoring possessed or initiated by the Company concerning compliance by the Company with Environmental Laws.

                  (e) The Company has obtained all permits, licenses and other authorizations from Governmental Entities which are required for the leasing of any of its properties or assets or the conduct of its Business under Environmental Laws, except where the failure to have any such permit, license or authorization would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

         4.15 LEGAL PROCEEDINGS. Except as set forth in SCHEDULE 4.15, there are (a) no actions, suits or proceedings instituted, pending or, to the Company's Knowledge, threatened against the Company with respect to the Business, and (b) no governmental investigations or inquiries pending or, to the Knowledge of the Company, threatened against the Company with respect to the Business. Except as set forth in SCHEDULE 4.15, to the Company's Knowledge, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein.

         4.16 COMPLIANCE WITH LAWS. The Company is in compliance in all material respects with all statutes and regulations applicable to the conduct of its Business as currently conducted, and the Company has not received written notification from any Governmental Entity, (a) asserting a material violation of any such statute or regulation, (b) threatening to revoke any license, franchise, permit or government authorization, or (c) restricting or in any way limiting its operations, except for such noncompliance, violations, revocations and restrictions which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

         4.17     INTELLECTUAL PROPERTY.

                  (a) The Company owns or has the right to use, and after consummation of the transactions contemplated in this Agreement will continue to own or have the right to use, all trademarks, service marks (whether registered or unregistered), trademark applications, service mark applications, trade names, copyrights, and other proprietary rights necessary to own and operate its properties and assets and to carry on its Business as currently conducted. Set forth in SCHEDULE 4.17 is (i) a list of the Company's registered trademarks, patents and copyrights, and (ii) a list of specified technology (software/algorithm and circuitry) that is incorporated into the Company products identified on SCHEDULE 4.17 and in which the Company owns or has the right to use copyright or trade secret rights.

                  (b) The Company is not, and will not be, as a result of the execution, delivery or consummation of the transactions contemplated by this Agreement, in violation of any known third-party intellectual property rights.

                  (c) No claims are currently pending with respect to (i) any trademarks, trade names, service marks, copyrights (and applications therefor), and tangible and intangible proprietary information or materials that are owned by the Company or that are owned by an affiliate of the Company and licensed to and used by the Company ("COMPANY INTELLECTUAL PROPERTY RIGHTS") or
(ii) to the Company's Knowledge, any third-party intellectual property

Execution Final                       -15-
rights that are used by the Company in connection with its Business, and, to the Company's Knowledge, no such claims have been threatened against the Company.

                  (d) The Company has not received written claims (i) to the effect that the making, using, selling, offering for sale or licensing of any product or services now made, used, sold, offered for sale or licensed by the Company, infringes on any copyrights, patent, trademark, service mark or trade secret of any third party, (ii) challenging the use by the Company of any trademarks, trade names, trade secrets, copyrights, or computer software programs and applications used in the Business as currently conducted, (iii) challenging the ownership or validity of any of the Company Intellectual Property Rights, or (iv) challenging any license to the Company of the right use any third-party intellectual property rights.

         4.18     MEDICAL DEVICES.

                  (a) Set forth on SCHEDULE 4.18(a) is a list of the Company's 510(k) notifications and pre-market approval applications ("PMAs"). All such 510(k)s, PMAs and related documentation are in substantial compliance with applicable FDA requirements. All of the Company's products, where required by applicable law, are being marketed under a valid 510(k) notification or PMA. All of the Company's products in commercial distribution which are not marketed under a valid 510(k) or PMA are listed on SCHEDULE 4.18(a), together with a statement describing the reasons why such products are being marketed without such approvals. The Company has obtained and maintains all necessary regulatory approvals from applicable foreign regulatory agencies relating to all products distributed and sold by the Company. All products sold or marketed by the Company are listed with the FDA in accordance with 21 CFR Part 807. The Company has filed with the FDA all required medical device reports for deaths, serious injuries and reportable malfunctions. SCHEDULE 4.18(a) identifies all internal audit reports (as required by 21 CFR Section 820.20) conducted by the Company since December 31, 1999.

                  (b) SCHEDULE 4.18(b) contains a true, correct and complete list of: (i) to the Knowledge of the Company, all products which have been recalled by the Company in the United States and outside the United States (whether voluntarily or otherwise) at any time since December 31, 1999; (ii) to the Knowledge of the Company, all proceedings in the United States and outside of the United States at any time since December 31, 1999 against the Company, the outcome of which dictated the withdrawal, detention, suspension, cessation of marketing, recall or seizure of any product or, the outcome of which dictated criminal or civil penalties or injunctive relief relating to any product; (iii) to the Knowledge of the Company, all proceedings at any time since December 31, 1999, the outcome of which dictated the closure or suspension of operations of any of the Company's facilities (or portions thereof) or, the outcome of which dictated criminal or civil penalties or injunctive relief relating to any of Company's facilities; and (iv) to the Knowledge of the Company, all FDA Forms 483 and all FDA warnings or FDA regulatory letters and notices of adverse findings since December 31, 1999 addressed to the Company relating to any product manufactured, sold or distributed by the Company. Except as set forth on
SCHEDULE 4.18(b), all manufacturing facilities operated by the Company are registered with the FDA in accordance with 21 CFR Part 807.

Execution Final                       -16-

                  (c) SCHEDULE 4.18(C) sets forth a list of all written documents from Governmental Entities or industry groups received since December 31, 1999 by the Company that relate to the Company's non-compliance with reporting, registration, labeling, good manufacturing practices, advertising and other requirements under the Federal Food, Drug and Cosmetic Act, as amended (the "FDC ACT"). Except as so disclosed, the Company is operating in compliance with all applicable FDA rules, regulations and policies the non-compliance with which could have a Material Adverse Effect on the Company.

                  (d) Except as set forth on SCHEDULE 4.18(d), to the Knowledge of the Company, there are no facts which are reasonably likely to cause or require: (i) the denial, withdrawal, recall or suspension of any product sold by the Company; (ii) a change in the marketing classification or labeling of any such products; or (iii) a termination or suspension of marketing of any such products.

         4.19 PERMITS. The Company has all licenses, permits, orders or approvals of, and has made all required registrations, filings or reports with, any governmental or public body or authority that are necessary or appropriate to the conduct of the Business of the Company as presently conducted (collectively, "PERMITS"), except where the failure to have any such license, permit or authorization would not, individually or in the aggregate, have a Material Adverse Effect on the Company. All Permits are in full force and effect; and no proceeding is pending or, to the Knowledge of the Company, threatened to revoke or limit any Permit.

         4.20 LABOR RELATIONS. The Company is in compliance with all applicable laws relating to employment, employment practices, terms and conditions of employment and wages and hours, and the Company is not engaged in any unfair labor or unlawful employment practice, except for any noncompliance or practice which would not have a Material Adverse Effect on the Company. There is no, and since December 31, 1999, there has not been any: (a) unfair labor practice complaint, administrative charges or court complaints pending or, to the Knowledge of the Company, threatened against the Company before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity, or any unlawful employment practice charge pending before any Governmental Entity, including any discrimination charge, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement pending or, to the Knowledge of the Company, threatened; or (b) strike, labor dispute, slowdown, stoppage, requests for representation or secondary boycotts pending or, to the Knowledge of the Company, threatened against the Company. The Company is not a party to any collective bargaining agreement.

         4.21 ACCOUNTS RECEIVABLE. All accounts receivable of the Company that are reflected on the Company Financial Statements or on the accounting records of the Company as of the Closing Date (collectively, the "ACCOUNTS RECEIVABLE") represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business, with respect to which the Company has no further obligation to bring about a resale of such product by the buyer thereof or to accept any such product for credit or return. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible, net of the respective reserves shown on the Company Financial Statements or on the accounting records of the Company as of the Closing Date (which reserves are adequate and calculated consistent with past practice). There is no contest, claim, or right of

Execution Final                       -17-
set-off, other than returns in the ordinary course of business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

         4.22 INVENTORY. All inventories of the Company, whether or not reflected on the Company Financial Statements, consist of components, materials and supplies of a quality and quantity usable in the ordinary course of business and finished goods of a quality and quantity that are saleable in the ordinary course of business. The carrying value of all such inventories is recorded at the lower of cost or market in accordance with GAAP, including the establishment of reserves for obsolete, damaged, slow-moving, defective or excessive inventories.

         4.23 PRODUCT AND SERVICE WARRANTIES. Attached to SCHEDULE 4.23 are copies of the standard forms of warranty offered by the Company to third parties with respect to each of the products marketed by the Company that have been issued by the Company at any time since December 31, 1999. The Company has no service or warranty liabilities to customers or other persons that are not adequately reserved against or reflected on the Company Financial Statements, which liabilities do not constitute a Material Adverse Effect on the Company.

         4.24 RELATED PARTY TRANSACTIONS. Except as described on SCHEDULE 4.24, none of (i) Seller, (ii) any Related Party of Seller, or (iii) any Person in which Seller or any Related Party of Seller owns, or has owned, of record or as a beneficial owner, a greater than 5% equity interest or has any other material financial or profit interest:

                  (a) has had, since December 31, 2001, substantial business dealings or a material financial interest in any transaction with the Company; or

                  (b) has engaged, since December 31, 2001, in competition with the Company in any market currently served by the Company with respect to the Company's core business (consisting solely of ECG carts, stress ECG, ECG management and holter monitors).

         4.25     DISCLOSURE.

                  (a) No representation, warranty or statement made by Seller or the Company in this Agreement, the Disclosure Schedules or the Transaction Documents contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein and therein, in light of the circumstances in which they were made, not false or misleading.

                  (b) To the Knowledge of Seller and the Company, there is no fact or circumstance, which has not been set forth in this Agreement or the Disclosure Schedules, that has specific application to the Company and that would have a Material Adverse Effect on the Company.

Execution Final                       -18-

                                   ARTICLE 5.
                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer hereby represents and warrants to the Company that the statements contained in this Article 5 are true and correct.

         5.1 ORGANIZATION, STANDING AND AUTHORITY OF BUYER. Buyer is a corporation duly organized, validly existing and in good standing under the laws of California, with full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Buyer.

         5.2 AUTHORIZATION. Buyer has all requisite corporate power and authority to execute and deliver the Transaction Documents to which it is or will at the Closing become a party and to consummate the transactions contemplated hereby and thereby. Such execution, delivery and consummation have respectively been duly authorized by all necessary corporate action in respect thereof on the part of Buyer. This Agreement and any other Transaction Document executed and delivered by Buyer as of the date hereof have been duly executed and delivered by Buyer and constitute valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. Each Transaction Document to be executed and delivered by Buyer after the date hereof, when executed and delivered, will have been duly executed and delivered by Buyer and will constitute a valid and binding obligation of Buyer, enforceable against it in accordance with its, subject as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         5.3      CONSENTS AND APPROVALS; NO VIOLATION.

                  (a) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the provisions hereof or thereof shall: (i) conflict with or result in a breach of any provision of the articles or certificate of incorporation, charter or bylaws of Buyer; (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Encumbrance upon any property or asset of Buyer pursuant to any agreement, mortgage, indenture, license, or other instrument or obligation; or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer, except (in the case of clauses (ii) and (iii) above) for such violations, rights, conflicts, breaches, creations or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on Buyer.

                  (b) Except as contemplated by this Agreement or as may be required under foreign laws, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by Buyer on or prior to the Closing Date in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

Execution Final                       -19-

         5.4 LEGAL PROCEEDINGS. There are no actions, suits or proceedings instituted, pending or, to the Knowledge of Buyer, threatened against Buyer or any subsidiary of Buyer which present a claim to restrain or prohibit the transactions contemplated hereby.

         5.5 BROKERS AND FINDERS. Neither Buyer nor any subsidiary of Buyer, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions of any broker, finder or financial advisor in connection with the transactions contemplated herein.

         5.6 FINANCIAL RESOURCES. Buyer has cash reserves in an amount of twenty million dollars ($20,000,000) which shall be applied on the Closing Date as partial payment of the Purchase Price. The remainder of the Purchase Price (the "REMAINDER") is intended to be funded through an asset-based credit facility as evidenced by the bank commitment letter dated December 20, 2002, a copy of which is attached as SCHEDULE 5.6 (the "COMMITMENT").

                                   ARTICLE 6.
                                   COVENANTS

         6.1 EFFORTS TO CLOSE. Buyer, Seller and the Company shall each use commercially reasonable efforts in good faith to take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the transactions contemplated herein at the earliest possible date, including, without limitation, obtaining all necessary waivers, consents and approvals from any Governmental Entity and any third-party. In no event shall Seller or the Company be required to pay more than de minimis fees in connection with obtaining any such necessary waivers, consents or approvals, and neither Seller nor the Company shall have any obligation to undertake litigation to secure the same. No party hereto shall take or fail to take, or cause or permit its subsidiaries to take or fail to take, or to the best of its ability permit to be taken or omitted to be taken by any third persons, any action that would substantially impair the prospects of completing the transactions contemplated herein pursuant to this Agreement, that would materially delay such completion.

         6.2 INVESTIGATION AND CONFIDENTIALITY. The parties will each keep the other advised of all material developments relevant to the business and operations of the Company or Buyer, as appropriate, and to consummation of the transactions contemplated herein. The parties may make or cause to be made such investigation of the financial and legal condition of Buyer or the Company, as appropriate, as such party reasonably deems necessary or advisable in connection with the transactions contemplated herein; provided, however, that such investigation shall be reasonably related to such transactions and shall not interfere unnecessarily with normal operations. The parties agree to furnish the other and the other's advisors with such financial data and other information with respect to the business and properties of Buyer or the Company, as appropriate, as such other party shall from time to time reasonably request. No investigation pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Transaction of, any party hereto. For a period of five years after the date hereof, each party hereto shall hold all information furnished by the other party or any of such party's subsidiaries or representatives pursuant to this Section 6.2 in confidence and will not use or disclose any such information, and will not disclose this Agreement or its Exhibits, Schedules or subject matter without the disclosing party's prior

Execution Final                       -20-
consent, except as may be required by applicable laws or as permitted by this Agreement, and except that a party may make disclosure to its Related Parties (provided such Related Parties are bound by a duty of non-disclosure) or in connection with the sale of such party's business or divisions thereof provided that any disclosures are made pursuant to appropriate confidentiality obligations.

         6.3 PRESS RELEASES. Seller and Buyer shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby, and shall consult each other as to the form and substance of other public disclosures related thereto; provided, however, that nothing contained herein shall prohibit any party, following notification to the other parties, from making any disclosure which is required by applicable law.

         6.4      COVENANTS OF THE COMPANY.

                  (a) Prior to the Closing Date, and, except as otherwise provided for by this Agreement, or consented to or approved by Buyer, the Company shall use its commercially reasonable efforts to preserve its properties, business and relationships with its customers, employees and other persons. In addition, until the Closing Date the Company shall maintain in its existing form its insurance coverage affecting any of its properties or the Business.

                  (b) Seller will cause any tax sharing agreement or similar arrangement with respect to Taxes involving the Company to be terminated as of the Closing Date, to the extent such agreement or arrangement relates to the Company, and no additional amounts shall be due from the Company after the Closing Date.

                  (c) The Company shall not, except with the prior written consent of Buyer (which shall not be unreasonably withheld or delayed) and except as expressly contemplated or permitted by this Agreement:

                           (i)      carry on its business other than in the
usual, regular and ordinary course in substantially the same manner as heretofore conducted;

                           (ii)     declare, set aside, make or pay any dividend
or other distribution in respect of its capital stock;

                           (iii)    issue any shares of its capital stock or
permit any treasury shares to become outstanding, or issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

                           (iv)     incur any debt obligation or other
obligation for borrowed money other than obligations incurred in the ordinary course of business consistent with past practice;

                            (v)      amend its certificate of incorporation or
bylaws;

                            (vi)     merge with any other corporation or permit
any other corporation to merge into it or consolidate with any other corporation;

Execution Final                       -21-

                            (vii)    acquire control over any other corporation
or organization or create any subsidiary;

                            (viii)   liquidate or sell or dispose of any
material assets or acquire any material assets;

                            (ix)     enter into any pension, retirement, stock
option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers, employees or consultant;

                            (x)      authorize or permit any of its officers,
directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal with any party (other than Buyer) concerning any merger, tender or exchange offer, share exchange, consolidation or other business combination, sale of a substantial equity interest in or a substantial portion of assets of, or similar transaction involving the Company (each, an "ACQUISITION TRANSACTION"), or, except to the extent legally required for the discharge of the fiduciary duties of its board of directors, recommend or endorse any acquisition transaction, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such acquisition transaction. The Company will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken herein; or

                            (xi)     agree to do any of the foregoing.

         6.5      EMPLOYEE MATTERS.

                  (a) Buyer agrees that each person who is an employee of the Company as of the Closing Date (each, a "CONTINUING EMPLOYEE") shall be an employee of the Company, Buyer or an affiliate of Buyer (for the purposes of this Section 6.5, such hiring party shall be referred to as "BUYER") immediately following the Closing Date. Immediately after the Closing Date each Continuing Employee shall be employed on terms and conditions (including base salary or base hourly wage) not substantially less favorable in the aggregate than those of similarly situated employees of Buyer's Related Parties.

                  (b) Commencing immediately following the Closing Date, Buyer shall cause the Continuing Employees, while employed by Buyer, to be eligible to participate in employee benefit plans as reasonably determined by Buyer to be appropriate.

                  (c) For each Continuing Employee, Buyer shall, to the extent allowable within the plans or regulations that govern them and to the extent reasonably practical, give past service credit for eligibility and vesting (not benefit accrual) all crediting purposes for the benefit plans under which such Continuing Employees are covered after the Closing Date. For each such Continuing Employee, Buyer shall honor in full all vacation accrued but not taken by each such Continuing Employee as of the Closing Date, provided that the related liability shall have been accrued on the Company's balance sheet as of the Closing Date. After the Closing Date, each

Execution Final                       -22-

Continuing Employee shall begin to accrue vacation benefits in accordance with the vacation policy of Buyer.

                  (d) If a Continuing Employee's employment is terminated by Buyer on or prior to the first anniversary of the Closing Date, such Continuing Employee shall be entitled to reasonable severance benefits from Buyer, as determined appropriate by Buyer and at Buyer's sole cost.

         6.6      COOPERATION.

                  (a) Seller shall in accordance with the past practice prepare and file all Tax Returns with the appropriate federal, state, local and foreign governmental agencies required to be filed by, or relating to, the Company for Tax periods ending on or before the Closing Date and shall pay the Taxes shown to be due thereon.

                  (b) Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company for Tax periods commencing prior to the Closing Date and ending after the Closing Date (each a "STRADDLE PERIOD") and shall cause the Company to pay the Taxes shown to be due thereon. Not later than five days before the due date for payment of Taxes with respect to any such Tax Return, Seller shall pay to Buyer an amount equal to the amount of Taxes shown to be due on such Tax Return which are properly allocated to the portion of the Straddle Period ending on and including the Closing Date. Buyer shall allow the Seller to review, comment upon and reasonably approve any such Tax Returns no later than 45 days prior to the filing of such Tax Return. Buyer and Seller agree that all Tax Returns of the Company for any Straddle Period shall be filed on the basis that the relevant taxable period ended as of the close of business on the Closing Date; provided, however, in the case of any Tax imposed upon the ownership or holding of real or personal property, such Taxes shall be pro rated based on the percentage of the actual period to which such Taxes relate that precedes the Closing Date.

                  (c) Buyer and Seller shall cooperate in preparing and filing all Tax Returns (including amended returns), handling any Tax audits and making any claims for Tax refunds, in each case relating to the Business, including maintaining and making available to each other all records necessary in connection with such Taxes, and in resolving all disputes with respect to Tax periods ending on or before the Closing Date or any Straddle Periods.

                  (d) Seller will promptly, without undue delay, provide all information and access to books and records of the Company as requested by Buyer and its representatives, in connection with the audit by KPMG, LLP, Buyer's independent accounting firm, which audit shall be at Buyer's sole expense, of the Company's financial statements for periods in the three years ended December 31, 2002, 2001 and 2000 (the "AUDIT") as required for inclusion in Buyer's required filings with the U.S. Securities and Exchange Commission in connection with the Transaction, including signing representation letters customary in an audit conducted in accordance with generally accepted auditing standards under prevailing regulations. Each party shall prepare and implement a plan, each which plan may be developed in each such party's sole and absolute discretion, to provide incentives to such party's respective employees to accomplish the Audit. Buyer shall use its best efforts, and shall cause its employees, the employees of its

Execution Final                       -23-

Related Parties, and its independent accounting firm to use their respective best efforts, to cooperate with and assist Seller in connection with the Audit, including preparation and delivery of the Company's auditable financial statements, execution and delivery of the independent accounting firm's report with respect to the Audit and timely making Buyer's required filings with the U.S. Securities and Exchange Commission ("SEC").

                  (e) To secure Seller's obligations under Section 6.6(d), the Audit Holdback shall be retained by the Escrow Agent. The Escrow Agent shall disburse the Audit Holdback, and accrued interest, to Seller upon Buyer's filing with the SEC, on or before the 75th day after the Closing Date, of the Company's financial statements covered by the Audit in compliance with applicable SEC requirements (the "SELLER RELEASE CONDITION"). In the event that the Seller Release Condition is not satisfied, the Escrow Agent shall deliver the Audit Holdback, and accrued interest, to Buyer as full liquidated damages suffered by Buyer for breach by Seller of Section 6.6(d) or as a result of the failure of the Seller Release Condition (which amount does not constitute a penalty), and which shall be the exclusive remedy of Buyer for breach by Seller of Section 6.6(d) or as a result of the failure of the Seller Release Condition.

         6.7 FURTHER ASSURANCES. From time to time after the Closing Date, each of Buyer and Seller, at the reasonable request of the other, will promptly execute and deliver, or cause to be executed and delivered, to the other all such documents and instruments, in addition to those otherwise required by this Agreement, in form and substance reasonably satisfactory to the other, and take such other actions and give such assurances as may be reasonably required in order to carry out or evidence the terms of this Agreement.

         6.8 FINANCING EFFORTS. Buyer shall use its best efforts to obtain financing for the Remainder, whether pursuant to the Commitment or otherwise. Notwithstanding the foregoing, if Buyer is unable to obtain such financing on the Closing Date, Seller shall finance the Remainder, which financing shall be evidenced by a promissory note executed by Buyer in favor of Seller (in substantially the form attached hereto as EXHIBIT 6.8.1), which note shall have a term of six months and shall bear interest at an annual rate of 6% over LIBOR (as published in the Wall Street Journal on the business day immediately preceding the Closing Date) for the first three months of the term and at an annual rate of 9% over LIBOR (as published in the Wall Street Journal on the business day immediately preceding the Closing Date) for the last three months of the term. Such note shall be secured by a first priority security interest in all of the accounts receivable of Buyer's subsidiaries, including Quinton, Inc. and the Company pursuant to a security agreement in substantially the form attached hereto as EXHIBIT 6.8.2, and Buyer shall cause its subsidiaries to execute such financing statements and other documents reasonably requested by Seller to evidence such security interest.

         6.9 CHANGE OF NAME. As soon as practicable following the Closing Date, Buyer shall cause the name of the Company to be changed to remove all references to "Spacelabs," including filing an amendment to the Company's Certificate of Incorporation with the Delaware Secretary of State, and filings with any other Governmental Entity as may be reasonable or necessary to give effect to the name change Buyer shall provide to Seller evidence of the name change.

Execution Final                       -24-

         6.10 INTERCOMPANY ACCOUNTS. At Closing, all intercompany account balances between Seller and its Related Parties and the Company will be converted to equity, and no amounts shall be due to Seller or any Related Party of Seller with respect thereto.

         6.11 TAX REFUNDS. Following Closing, Buyer shall without undue delay remit and pay to Seller all Tax refunds received by Buyer or the Company for any Tax filings made by Seller or the Company prior to the Closing Date in connection with the Business; provided, however, that this Section 6.11 shall in no way limit Buyer's or the Company's right, with respect to any taxable period ending after the Closing Date, under applicable federal, state, local or foreign law to waive or relinquish, with respect to any tax attributes attributable to the Company, the portion of any carryback period for which such Tax filings were made.

         6.12 INVENTORY COUNT.. In connection with preparation of the Closing Balance Sheet and the Audit, a physical count of the Company's inventory shall be conducted on or about January 2, 2003, at locations mutually agreed by the parties and their representatives. In locations in which inventory is not physically counted, a mutually acceptable alternative method for validating inventory quantities will be utilized.

         6.13 COMMINGLED ASSETS.. On or prior to the Closing Date, and other than the Commingled Receivables, Seller shall (a) transfer to the Company any assets owned by the Company which are reflected on the books of Seller for its cardiology business, including the Company's cash and inventories, and (b) disclaim any ownership interest in any such assets. No later than 60 days after the Closing, Seller shall deliver to the Company in Deerfield, Wisconsin or other mutually acceptable location(s) all of the Company's inventories in Seller's possession or under Seller's control, except that the car stock inventory held by Seller's U.S. customer service representatives shall be delivered to the Company in accordance with the terms of the Transition Services Agreement.

                                   ARTICLE 7.
                              CONDITIONS PRECEDENT

         7.1 CONDITIONS PRECEDENT - BUYER AND SELLER. The respective obligations of the parties to effect the Transaction shall be subject to satisfaction or waiver of the following conditions at or prior to the Closing
Date:

                  (a) The parties hereto shall have received all regulatory approvals required or mutually deemed necessary in connection with the transactions contemplated by this Agreement, and all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all conditions contained in any such approval required to have been satisfied prior to consummation of such transactions shall have been satisfied;

                  (b) To the extent that any agreement, lease, license, instrument, or other contract to which the Company or Seller is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement (as set forth in SCHEDULE 4.4), such consent or waiver shall have been obtained; and

Execution Final                       -25-

                  (c) No action, suit, proceeding or investigation shall be pending before or by any court or governmental body or agency (i) challenging the transactions contemplated by this Agreement or otherwise seeking damages or
(ii) seeking to restrain or prevent the carrying out of the transactions contemplated by this Agreement;

                  (d) Since the date of this Agreement, there shall have been no event, occurrence, development, or state of circumstances that individually, or in the aggregate, and when aggregated with all positive developments, has had or would reasonably be expected to have a Material Adverse Effect on the Company;

                  (e) Buyer, Seller and the Escrow Agent shall have entered into the Escrow Agreement; and

                  (f) Buyer, the Company, Datex and Seller, as applicable, shall have entered into the following agreements and such other agreements agreed by the parties: (i) Technology Cross-License Agreement, substantially in the form attached hereto as EXHIBIT A; (ii) ABPM Private Label Distribution Agreement, substantially in the form attached hereto as EXHIBIT B; (iii) Sales and Marketing Cooperation Agreement, substantially in the form attached hereto as EXHIBIT C; (iv) Transition Services Agreement, substantially in the form attached hereto as EXHIBIT D; (v) a non-competition agreement, substantially in the form attached hereto as EXHIBIT E; and (vi) a non-disclosure / non-solicitation agreement, substantially in the form attached hereto as EXHIBIT F.

         7.2 CONDITIONS PRECEDENT - SELLER. The obligations of Seller to effect the Transaction shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by Seller in writing:

                  (a) The representations and warranties of Buyer set forth in Article 5 hereof shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Seller;

                  (b) Buyer shall have performed all obligations and complied with all covenants required by this Agreement; and

                  (c) Buyer shall have delivered to Seller a certificate, dated the Closing Date and signed by its Chief Financial Officer to the effect that the conditions set forth in paragraphs (a) and (b) of this Section have been satisfied.

         7.3 CONDITIONS PRECEDENT - BUYER. The obligations of Buyer to effect the Transaction shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by Buyer in writing:

                  (a) The representations and warranties of Seller set forth in Article 3 and the representations and warranties of the Company set forth in Article 4 hereof shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which

Execution Final                       -26-
specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Buyer;

                  (b) Seller and the Company shall have performed all obligations and complied with all covenants required by this Agreement;

                  (c) Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by its President or any Executive Vice President, to the effect that the conditions set forth in paragraphs (a) and (b) of this Section have been satisfied;

                  (d) The officers and directors of the Company shall have resigned from all of their respective officer and/or director positions with the Company; and

                  (e) Seller shall purchase, at its expense, "tail" product liability insurance coverage with respect to the Company and the Business solely with respect to any occurrences that occurred prior to the Closing Date but for which a claim is made post-Closing, which insurance coverage shall have limits and deductibles similar to those in effect under Seller's existing coverages, naming the Company and Buyer as additional insureds.

                                   ARTICLE 8.
                        TERMINATION, WAIVER AND AMENDMENT

         8.1      TERMINATION. This Agreement may be terminated:

                  (a) At any time on or prior to the Closing Date, by the mutual consent in writing of Buyer and Seller;

                  (b) At any time on or prior to the Closing Date, by Buyer in writing, if Seller or the Company has, or by Seller in writing, if Buyer has breached (i) in any material respect, any covenant or agreement contained herein, or (ii) any representation or warranty contained herein, and in either case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date;

                  (c) At any time by Buyer or Seller in writing, if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Transaction;

                  (d) by either party if a condition in its favor is not satisfied or waived by the applicable deadline or Closing Date;

                  (e) By Buyer or Seller in writing, if the Closing Date has not occurred by the close of business on January 31, 2003, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements set forth herein.

Execution Final                       -27-

         8.2      EFFECT OF TERMINATION.

                  (a)      In the event this Agreement is terminated pursuant to
Section 8.1 hereof, this Agreement shall become void and have no effect, except that the provisions relating to confidentiality and expenses set forth in Sections 6.2 and 10.1 hereof, respectively, shall survive any such termination.

                  (b) In the event of a termination of this Agreement pursuant to Section 8.1(a), 8.1(c) or 8.1(d), or by Buyer pursuant to Section 8.1(b), Buyer shall be entitled to the return of the Deposit and all interest accrued thereon, each party shall pay the costs and expenses incurred by it in connection with this Agreement, and no party (or any of its officers, directors, partners, employees, agents, representatives or stockholders) shall be liable to any other party for any cost, expense, damage or loss of anticipated profits hereunder.

                  (c) In the event of a termination of this Agreement by Seller pursuant to Section 8.1(b) hereof as a result of a breach of this Agreement by Buyer, Seller shall be entitled to receive the Deposit and all interest accrued thereon as full liquidated damages suffered by Seller as a consequence of Buyer's breach (which amount the parties agree is a reasonable estimate of the damages that will be suffered by Seller and does not constitute a penalty, and is the exclusive remedy of Seller, provided however, that such liquidated damages will not be the exclusive remedy of Seller for any breach of
Section 5.6 or 6.8).

         8.3 WAIVER. Except with respect to any required regulatory approval, Buyer and Seller, respectively, by written instrument signed by an executive officer of such party, may at any time extend the time for the performance of any of the obligations or other acts of Seller and the Company, on the one hand, or Buyer, on the other hand, and may waive (a) any inaccuracies of such parties in the representations or warranties contained in this Agreement, or any document delivered pursuant hereto or thereto, (b) compliance with any of the covenants, undertakings or agreements of such parties, or satisfaction of any of the conditions precedent to its obligations, contained herein, or (c) the performance by such parties of any of its obligations set out herein or therein.

         8.4 AMENDMENT OR SUPPLEMENT. This Agreement may be amended or supplemented at any time by mutual agreement of Buyer, Seller and the Company. Any such amendment or supplement must be in writing and approved by their respective boards of directors and/or officers authorized thereby.

                                   ARTICLE 9.
                                 INDEMNIFICATION

         9.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. All of the representations and warranties of Seller and the Company in this Agreement shall survive the Closing Date and continue in full force and effect for a period of 12 months thereafter; provided, however, that the representations contained in Sections 3.2, 3.3 and 4.2 shall survive indefinitely (subject to any applicable statute of limitations); and provided, further, that the representations contained in Sections 4.10 (Tax Matters) and 4.14 (Environmental Matters) shall survive for 6 years following the Closing Date. All of the representations and warranties of Buyer in this

Execution Final                       -28-

Agreement shall survive the Closing Date and continue in full force and effect for a period of 12 months thereafter; provided, however, that the representations contained in Section 4.2 shall survive indefinitely (subject to any applicable statute of limitations). All covenants of Seller, the Company, Datex and Buyer in this Agreement shall expire on, and be terminated and extinguished at, the Closing Date, other than covenants that by their terms are to survive or be performed after the Closing Date.

         9.2 INDEMNIFICATION BY SELLER AND DATEX. Seller and Datex, jointly and severally, shall defend, indemnify and hold harmless Buyer, and its affiliates, successors, assigns, officers, directors, employees, agents and representatives, against and with respect to any and all damages, losses, liabilities, deficiencies, claims, obligations, costs, fees and expenses (including reasonable attorneys' fees and expenses) (collectively, "LOSSES") due to the following:

                  (a) any untrue representation, breach of warranty or nonfulfillment of any covenant by the Company or Seller contained herein (provided Buyer makes a written claim for indemnification pursuant to Section
9.4 below within the applicable survival period);

                  (b)      the third-party litigation matters disclosed on
SCHEDULE 4.15 to the Disclosure Schedules;

                  (c) the Excluded Liabilities (except with respect to those Excluded Liabilities described in clause (ii) of the definition of "Excluded Liabilities" that are the subject of Section 9.4); and

                  (d) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, reasonable legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

         9.3 INDEMNIFICATION BY BUYER. Buyer shall defend, indemnify and hold harmless Seller, and its affiliates, successors, assigns, officers, directors, employees, agents and representatives, against and with respect to any and all Losses arising from or incident or related to any of the following:

                  (a) any untrue representation, breach of warranty or nonfulfillment of any covenant by Buyer contained herein (provided Seller makes a written claim for indemnification pursuant to Section 9.4 below within the applicable survival period);

                  (b) the ownership, business and operations of the Buyer and the Company, including the Business and any other activities of the Company, after the close of business on the Closing Date and any claims with respect to the Business that are covered by the Company's insurance;

                  (c) Seller's obligations pursuant to the Company's office lease agreement with Carl Ruedebusch LLC dated April 6, 1998, the related Guaranty dated April 7, 1998, and the related Subordination Attornment and Non-Disturbance Agreement dated May 20, 1998; and

Execution Final                       -29-

                  (d) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, reasonable legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

         9.4 CERTAIN TAX INDEMNIFICATION BY SELLER AND DATEX. Seller and Datex, jointly and severally, shall defend, indemnify and hold harmless Buyer, and its affiliates, successors, assigns, officers, directors, employees, agents and representatives, including Buyer's Related Parties, against and with respect to any and all Losses incurred by the Company (or Buyer or its Related Parties as a result of the Company having been a member of Seller's consolidated group) under Treasury Regulations Section 1.1502-6, or any comparable provision under state or local law.

         9.5      INDEMNIFICATION PROCEDURE.

                  (a) The party claiming indemnification (the "CLAIMANT") shall promptly give notice to the party from whom indemnification is claimed (the "INDEMNIFYING PARTY") of any claim, whether between the parties or brought by a third party (each, a "CLAIM"), specifying (a) the factual basis for such Claim and (b) the estimated amount of the Claim. If the Claim relates to an action, suit or proceeding filed by a third party against Claimant, such notice shall be given by Claimant within five business days after written notice of such action, suit or proceeding was given to Claimant; provided that failure to give such notice within such five business day period shall not bar or otherwise prejudice Claimant's rights to indemnification with respect to such third-party action, suit or proceeding unless any defense, claim, counterclaim or cross-claim of the Indemnifying Party is prejudiced thereby. If the Claim relates to any Tax matters, Buyer shall use its reasonable efforts to give any such notice to the attention of Seller's Tax Department at the address for notices set forth in Section 10.4 below; provided that failure to give such notice to the Tax Department shall not bar or otherwise prejudice Claimant's rights to indemnification for such Tax matters.

                  (b) Following receipt of notice from the Claimant of a Claim, the Indemnifying Party shall have 30 days to make such investigation of the Claim as the Indemnifying Party deems necessary or desirable. For the purposes of such investigation, the Claimant agrees to make available to the Indemnifying Party and/or its authorized representative(s) the information relied upon by the Claimant to substantiate the Claim. If the Claimant and the Indemnifying Party agree at or prior to the expiration of the 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Claimant the full amount of the Claim subject to the terms and limitations and in accordance with the procedures set forth herein. If the Claimant and the Indemnifying Party do not agree within the 30-day period (or any mutually agreed upon extension thereof), the Claimant may seek appropriate legal remedy.

                  (c) With respect to any Claim by a third party as to which the Claimant is entitled to indemnification hereunder, the Indemnifying Party shall have the right to assume, control and thereafter conduct the defense, compromise or settlement of the third-party Claim with counsel of its choice, and the Claimant shall cooperate in all reasonable respects with the Indemnifying Party. If the Indemnifying Party elects to assume control of the defense of any

Execution Final                       -30-
third-party Claim, the Claimant shall have the right to participate in (but not control) the defense, compromise or settlement of such Claim at its own expense. The Indemnifying Party may not consent to the entry of any judgment or enter into any settlement with respect to the third-party Claim without the prior written consent of the Claimant (not to be withheld unreasonably) unless the judgment or proposed settlement (i) involves only the payment of money damages and (ii) does not impose an injunction or other equitable relief upon the Claimant. If the Indemnifying Party shall fail to respond within 30 days after receipt of any third-party Claim, or shall notify the Claimant that it does not intend to defend against such third-party Claim, the Claimant may conduct a defense against such third-party Claim in any manner it reasonably may deem appropriate at the sole cost and expense of the Indemnifying Party. Nothing in this Section 9.5 shall prevent the Claimant from taking such action, at the sole cost and expense of the Indemnifying Party, as may be necessary to prevent a default judgment from being entered. If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any third party Claim, it shall be bound by the results obtained by the Claimant with respect to such Claim, and the Indemnifying Party shall be responsible and shall promptly reimburse Claimant for all associated costs, fees and expenses; provided, however, in no event will the Claimant consent to the entry of any judgment or enter into any settlement with respect to the third party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably). Notwithstanding the foregoing, neither Buyer or Seller shall enter into any compromise or agree to settle any claim pursuant to any Tax audit or proceeding which would adversely affect the other party without the prior written consent of the other party, which consent may not be unreasonably withheld.

                  (d) If any Claim, whether between the parties or by a third party, requires immediate action, the parties will make every effort to reach a decision with respect thereto as expeditiously as possible.

         9.6      LIMITATION ON INDEMNIFICATION.

                  (a) Except with respect to those Excluded Liabilities described in clause (ii) of the definition of "Excluded Liabilities" that are the subject of Section 9.4, Seller shall have no liability under Section 9.2 unless Buyer's aggregate claims for indemnification exceed $500,000 (the "THRESHOLD"), provided that once the Threshold is exceeded, Seller's liability shall under Section 9.2 shall include amounts constituting the Threshold; provided, further, that the minimum amount of any individual claim for indemnification shall be at least $5,000. In no event shall any adjustment to the Purchase Price pursuant to Section 2.4 count towards the Threshold. In any event, Seller's maximum aggregate liability under Section 9.2 shall be limited to $5,000,000 (the "CAP").

                  (b) With respect to any Losses claimed under Section 9.4, Seller's maximum aggregate liability shall be limited to $12,000,000. In no event shall Claims for Losses under Section 9.4 apply to the Threshold or the Cap.

                  (c)      The amount payable by Seller to Buyer with respect to
Section 9.2 or 9.4 shall be reduced by the amount of any insurance proceeds received or expected to be received by Buyer with respect to losses, liabilities or damages, and each of the parties hereby agrees to use reasonable efforts to collect any and all insurance proceeds to which it may be entitled in respect

Execution Final                       -31-
to any such losses, liabilities or damages. Such amount payable shall be further reduced by the amount of any tax benefit actually realized (including by refund or by reduction or offset against taxes otherwise payable had the losses, liabilities or damages not been sustained) by Buyer (or the affiliated or combined group of which it is a member) by reason of the payment or incurrence by Buyer of the losses, liabilities or damages or which indemnity is sought or the occurrence of the event giving rise to such losses, liabilities or damages. To the extent that insurance proceeds are received and/or a tax benefit is realized after payment has been made by Seller to Buyer, Buyer shall promptly pay an amount equal to such proceeds or benefit to Seller.

                  (d)      Notwithstanding anything to the contrary in this
Section 9.6, Losses incurred by Buyer or the Company arising out of the Excluded Plan are not subject to the Threshold or Cap.

         9.7 EXCLUSIVE REMEDY. After the Closing Date, the sole and exclusive remedy of any party for any misrepresentation or any breach of a warranty or covenant set forth in or made pursuant to this Agreement shall be a claim for indemnification under and pursuant to this Article 9.

                                   ARTICLE 10.
                                  MISCELLANEOUS

         10.1 EXPENSES. Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated in this Agreement, including fees and expenses of its own financial consultants, accountants and counsel. Without limiting the foregoing, Seller alone and not the Company shall bear all costs and expenses related to the Transaction incurred by the Company prior to the Closing. Seller shall bear and pay all sales taxes, transfer taxes or other taxes related to the transaction. Each party shall bear and pay its own respective state and federal income taxes arising out of or subsequent to consummation of the Transaction.

         10.2 ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein and the Confidentiality Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Except as specifically set forth herein, nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors, any rights, remedies, obligations or liabilities.

         10.3 NO ASSIGNMENT. No party hereto may assign any of its rights or obligations under this Agreement to any other person; provided, however, that Buyer may assign its rights (but not its obligations) to Quinton Inc. or to any other subsidiary of Buyer and further provided that no such assignment shall relieve Buyer of any of its obligations hereunder (including pursuant to Articles 2 and 9). This Agreement shall be binding on the Parties' successors and permitted assigns.

Execution Final                       -32-

         10.4 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by facsimile transmission or overnight express or by registered or certified mail, postage prepaid, addressed as follows:

         If to Seller:

                  Spacelabs Medical, Inc             AFTER JANUARY 1, 2003:
                  15220 N.E. 40th Street
                  P.O. Box 97013                     5150 220th Avenue S.E.
                  Redmond, WA 98073-9713             Issaquah, WA 98029
                  Attention: Legal Department        Attention: Legal Department
                  Fax No.: (425) 883-7091            Phone: (425) 657-7200

         With a required copy to (which shall not constitute notice):

                  Cairncross & Hempelmann, P.S.
                  524 Second Avenue, Suite 500
                  Seattle, Washington 98104
                  Attention: James A. Penney, Esq.

         If to Buyer:

                  Quinton Cardiology Systems, Inc.
                  3303 Monte Villa Parkway
                  Bothell, WA 98021-8906
                  Tele. No.: (425) 402-2245
                  Fax No.: (425) 402-2020
                  Attention: Chief Financial Officer

         10.5 ACCESS TO RECORDS AFTER CLOSING. For a period of six years after the Closing Date, Seller and its representatives shall have reasonable access to all of the books and records of the Company transferred to Buyer hereunder to the extent that such access may reasonably be required by Seller or its affiliates in connection with matters relating to or affected by the operations of the Company or the Business on or prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 10.5. If Buyer shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give Seller a reasonable opportunity, at Seller's expense, to segregate and remove such books and records as Seller may select.

         10.6 COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Execution Final                       -33-

         10.7 SEVERABILITY. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

         10.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington applicable to agreements made and entirely to be performed within such jurisdiction. The parties hereto irrevocably submit in any suit, action or proceeding arising out of or related to this Agreement or any of the transactions contemplated hereby to the jurisdiction of the federal and state courts sitting in King County, Washington and waive any and all objections to jurisdiction and forum non conveniens.

         10.9 DISCLAIMER OF WARRANTIES. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, EACH PARTY HERETO DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTIES WHETHER EXPRESS OR IMPLIED. The representations and warranties are included in this Agreement as a matter of risk allocation only and the inaccuracy or breach of any representation and warranty in no event shall be used as evidence of or be deemed to constitute bad faith, misconduct, misrepresentation or fraud even if it is shown that the party making such representation or warranty knew or should have known that it was incorrect when made. Each party acknowledges that no other party nor any of its representatives or any other person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts or summaries heretofore made available by one party or its representatives to any other party or any other information which is not included in this Agreement or the documents referred to herein, and no party nor any of its representatives or any other person will have or be subject to any liability to another party or any other person resulting from the distribution of any such information to, or use of any such information. No party makes any representations or warranties with respect to any estimates, projections, forecasts or forward-looking information provided to another party. There is no assurance that any estimated, projected or forecasted results will be achieved. It is understood that any cost estimates, forecasts, projections or other predictions contained or referred to in any materials that have been or shall hereafter be provided to a party are not and shall not be deemed to be representations or warranties by the party providing such information. Each party acknowledges that (i) there are uncertainties inherent in attempting to make such estimates, projections and other predictions, (ii) it is familiar with such uncertainties, (iii) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other predictions so furnished to it, and (iv) it shall have no claim against any other party or any of its officers, directors, or agents with respect thereto.

         10.10 FORCE MAJEURE. Neither party shall be liable to the other party for any delays or failure to perform any covenants contained in this Agreement caused by fires, floods, earthquakes, tornados, other acts of God, or similar occurrences; riots, acts of war or terrorism, insurrection or other hostilities. Any delays, interruptions or failure to perform caused by such occurrences shall not be deemed to be a breach or failure to perform under this Agreement. Each party shall promptly notify the other upon learning of the occurrence of such event of a force majeure. In any such event, the parties' obligations hereunder shall be postponed for such time as its performance is suspended or delayed on account thereof. Notwithstanding the foregoing,

Execution Final                       -34-
during the occurrence of any force majeure, the parties shall use their reasonable best efforts to perform their obligations under this Agreement. Upon the cessation of the force majeure event, the parties shall resume performance of their obligations under this Agreement as promptly as practicable.

         [REMAINDER OF PAGE INTENTIONALLY BLANK; SIGNATURE PAGE FOLLOWS]

Execution Final                       -35-

         EXECUTED as of the day and year first above written by duly authorized officers of the parties hereto, intending to be legally bound hereby.

         SELLER:                     SPACELABS MEDICAL, INC.

                                     By:   ____________________________
                                     Name: ____________________________
                                     Title:____________________________

         COMPANY:                    SPACELABS BURDICK, INC.

                                     By:   ____________________________
                                     Name: ____________________________
                                     Title:____________________________

         DATEX:                      DATEX-OHMEDA, INC.

                                     By:   ____________________________
                                     Name: ____________________________
                                     Title:____________________________

         BUYER                       QUINTON CARDIOLOGY SYSTEMS, INC.

                                     By:   ____________________________
                                     Name: ____________________________
                                     Title:____________________________

Execution Final                       -36-

                       EXHIBITS AND SCHEDULES OMITTED FROM
                            STOCK PURCHASE AGREEMENT

EXHIBITS
--------
Exhibit 2.2               Escrow Agreement
Exhibit D                 Transition Services Agreement
Exhibit E                 Noncompetition Agreement
Exhibit F                 Non-Solicitation and Non-Disclosure Agreement
Exhibit 6.8.1             Promissory Note
Exhibit 6.8.2             Security Agreement

SCHEDULES
---------
Schedule 2.4              Working Capital
Schedule 4.4              Consents and Approvals; No Violations
Schedule 4.5(a)           Financial Statements; Books and Records
Schedule 4.6              Material Adverse Change
Schedule 4.7              Absence of Undisclosed Liabilities
Schedule 4.8              Properties and Assets
Schedule 4.9              Real Property
Schedule 4.10             Tax Matters
Schedule 4.11(a)          Employee Benefit Plans
Schedule 4.12             Employees
Schedule 4.13             Material Contracts
Schedule 4.14(d)          Environmental Matters
Schedule 4.15             Legal Proceedings
Schedule 4.16             Compliance with Laws
Schedule 4.17             Intellectual Property
Schedule 4.18             Medical Devices
Schedule 4.20             Labor Relations
Schedule 4.21             Accounts Receivable
Schedule 4.23             Product and Service Warranties
Schedule 4.24             Related Party Transactions
Schedule 4.25             Disclosure
Schedule 5.6              Financial Resources

Execution Final                       -37-